UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

TRXADE GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

89846A207
(CUSIP Number)

Suren Ajjarapu
3840 Land O’ Lakes Blvd Land O’ Lakes, Florida 34639
(800) 261-0281
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89846A207	Schedule 13D	Page 2 of 8

1.	Name of Reporting Person Suren Ajjarapu
2.	Check the Appropriate Box if a Member of a Group. (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ] .
6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 1,743,296 shares*
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power 675,000 shares
	9.	Sole Dispositive Power 1,743,296 shares*
	10.	Shared Dispositive Power 675,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,418,296 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. [ ]
13.	Percent of Class Represented by Amount in Row (11) 31.4%
14.	Type of Reporting Person IN

* Includes 4,167 shares of Common Stock issuable upon exercise of the Options described below.

CUSIP No. 89846A207	Schedule 13D	Page 3 of 8

1.	Name of Reporting Person Sandhya Ajjarapu
2.	Check the Appropriate Box if a Member of a Group. (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]
6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0 shares
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power 675,000 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 675,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 675,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person IN

CUSIP No. 89846A207	Schedule 13D	Page 4 of 8

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2014 (the “Schedule 13D”), by Suren Ajjarapu and Sandhya Ajjarapu, each a “Reporting Person” and collectively, the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

This Statement relates to the common stock, $0.00001 par value per share (the “Common Stock”), of Trxade Group, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 3840 Land O’ Lakes Blvd, Land O’ Lakes, Florida 34639.

Item 2. Identity and Background

(a) This Statement is being filed by Suren Ajjarapu and Sandhya Ajjarapu.

Suren Ajjarapu (“Mr. Ajjarapu”) and Sandhya Ajjarapu (“Mrs. Ajjarapu”) are husband and wife and as such, Suren Ajjarapu is deemed to beneficially own the securities held by Sandhya Ajjarapu.

(b) Mr. Ajjarapu’s business address is c/o Trxade Group, Inc., 3840 Land O’ Lakes Blvd, Land O’ Lakes, Florida 34639.

Mrs. Ajjarapu’s residence address is 19814 Sea Rider Way, Lutz, Florida.

(c) Suren Ajjarapu’s principal business occupation is the Chief Executive Officer and Chairman of the Issuer.

Mrs. Ajjarapu’s principal occupation is serving in Customer Service at Titan Technologies 1001 East Palm Avenue, Tampa, Florida 83605.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ajjarapu and Mrs. Ajjarapu are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On April 14, 2020, the Board of Directors of the Company (the “Board”) and the Compensation Committee of the Board approved the award to Suren Ajjarapu, the Company’s Chief Executive Officer, of a bonus for calendar 2019, in order to reward such officer for the accomplishments of the Company in 2019. Specifically, the Committee and the Board awarded Mr. Ajjarapu a bonus equal to 1% of the Company’s outstanding shares, equal to 74,484 shares of Common Stock (valued at $455,842, based on the $6.12 per share value of the closing price of the Company’s Common Stock on the effective date of the grant). The award was made under and pursuant to the 2019 Equity Incentive Plan of the Company (the “Plan”).

CUSIP No. 89846A207	Schedule 13D	Page 5 of 8

On April 14, 2020, in connection with the entry into an Executive Employment Agreement with Mr. Ajjarapu on the same date, the Company issued Mr. Ajjarapu 49,020 shares of restricted Common Stock, which vest in the event the Company meets certain performance metrics for 2020 including (1) hitting a revenue goal of $12.5 million (50% of restricted shares vest); (2) reaching 50,000 Bonum Health patients (30% of restricted shares vest); (3) placing e-hubs in 100 stores (10% of restricted shares vest); and (4) obtaining net operating income of 10% of total sales (20% of restricted shares vest). The shares were valued at $6.12 per share (or $300,002 in aggregate), based on the closing sales price of the Company’s Common Stock on the Nasdaq Capital Market on the effective date of the grant of such shares.

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

CUSIP No. 89846A207	Schedule 13D	Page 6 of 8

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on April 21, 2020, the Reporting Persons beneficially own in aggregate 2,418,296 shares of Common Stock representing 31.4% of the 7,702,335 shares of the Company’s issued and outstanding Common Stock on such date. As of the close of business on April 15, 2020, Mr. Ajjarapu beneficially owns an aggregate of 1,743,296 shares of Common Stock representing 22.6% of the shares of the Company’s issued and outstanding Common Stock on such date and Ms. Ajjarapu beneficially owns an aggregate of 675,000 shares of Common Stock representing 8.8% of the shares of the Company’s issued and outstanding Common Stock on such date

The number of shares beneficially owned by Mr. Ajjarapu as described above includes (i) 1,318,296 shares owned directly by Mr. Ajjarapu (including 49,020 shares of Common Stock subject to forfeiture in the event the Company does not meet certain performance metrics as of December 31, 2020 (see Item 3 above)), (ii) 675,000 shares owned by Ms. Ajjarapu, which Mr. Ajjarapu also claims beneficial ownership of, (iii) 212,500 shares owned by the Surendra Ajjarapu Revocable Trust of 2007, which Mr. Ajjarapu is deemed to beneficially own as trustee of such trust, (iv) 212,500 shares owned by the Sandhya Ajjarapu Revocable Trust of 2007, which Mr. Ajjarapu is deemed to beneficially own as trustee of such trust and (v) options to purchase 4,167 shares of Common Stock granted in 2019, that are exercisable within 60 days of the date of this filing, which have an exercise price of $0.44 per share and an expiration date of May 13, 2029 (the “Options”). The number does not include 95,833 shares of Common Stock issuable upon exercise of options which do not vest within 60 days of this filing, which vest quarterly at the rate of 6,250 shares per quarter, which have an exercise price of $0.44 per share and an expiration date of May 13, 2029.

(b) Mr. Ajjarapu has the sole power to vote or to direct the vote of 1,743,296 shares of Common Stock and shared power to vote or direct the vote of 675,000 shares of Common Stock. Mrs. Ajjarapu has the sole power to vote or to direct the vote of no shares of Common Stock and shared power to vote or direct the vote of 675,000 shares of Common Stock.

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In April 2018, Mr. Ajjarapu, through an entity which he owned, entered into an agreement with a third party to purchase certain shares of Common Stock of Nexgen Memantine, Inc. (“Nexgen”). The purchase price for the shares was $1.5 million, which amount was due prior to December 31, 2019. In order to secure the payment of the purchase price, Mr. Ajjarapu provided the seller a security interest in, and pledged into escrow, 212,500 of his shares of Company Common Stock. Mr. Ajjarapu retained all voting and other rights associated with the pledged stock. The purchase agreement provided that if the purchase price was not paid on December 31, 2019, an amount of Mr. Ajjarapu’s shares equal in value to $1.5 million, based on 30-day average stock prices, would be transferred to the seller to satisfy the $1.5 million obligation. The purchase price was not paid on December 31, 2019, and Mr. Ajjarapu is currently in the process of transferring 201,613 shares of the Company’s Common Stock to the Seller, based on a 30-day average stock price of $7.44 (taking into account the Reverse Stock Split), to satisfy the stock purchase obligation. The transfer of the shares will satisfy in full Mr. Ajjarapu’s obligations under the stock purchase agreement.

CUSIP No. 89846A207	Schedule 13D	Page 7 of 8

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement dated December 31, 2014, by and between Suren Ajjarapu and Sandhya Ajjarapu

(1)	Filed as Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 31, 2014 and incorporated by reference herein.

CUSIP No. 89846A207	Schedule 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 21, 2020

/s/ Suren Ajjarapu
Suren Ajjarapu

/s/ Sandhya Ajjarapu
Sandhya Ajjarapu